Exhibit 99.1

Management’s Discussion and Analysis
For the Three-month and Nine-month Periods Ended September 30, 2010

LABOPHARM INC.
Management’s Discussion and Analysis
For the Three-month and Nine-month Periods Ended September 30, 2010

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at September 30, 2010 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis as at December 31, 2009 and related notes thereto. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. These differ in some respects from GAAP in the United States [“U.S. GAAP”]. A reconciliation to U.S. GAAP can be found in note 15 of our unaudited interim consolidated financial statements. The Management’s Discussion and Analysis provides a review of the performance of the Company for the three-month and nine-month periods ended September 30, 2010, as compared to the three-month and nine-month periods ended September 30, 2009. This review was performed by management with information available as at November 12, 2010. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries and the proportionately consolidated entities in which we have an interest, unless otherwise indicated. All amounts are presented in thousands of Canadian dollars or other currencies, except per share data, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “project”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to develop and commercialize product candidates and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	clinical development of our products and product candidates, including the results of current and future clinical trials;
•	the benefits of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our products and product candidates;
•	our selection and licensing of products and product candidates;
•
our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•
sources of revenues and anticipated revenues, including contributions from marketing and distribution partners and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products and product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our ability to hire and retain qualified employees;
•	the manufacturing capacity of our third-party manufacturers for our products and product candidates;
•
the ability of the joint venture with Gruppo Angelini to successfully market OLEPTRO™ in the United States, and the ability of the joint venture to finance its operations, generate acceptable financial returns, generate positive cash flows or make distributions; and

•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2009 filed on SEDAR.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as at the date of this document. Except as required by law, we undertake no obligation and do not intend to update these forward-looking statements.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our first approved product, a once-daily formulation of the analgesic tramadol, is being commercialized internationally and we are continuing to pursue additional launches in other markets around the world. Our second product, OLEPTRO™, a novel once-daily formulation of trazodone (a serotonin antagonist reuptake inhibitor) for the treatment of major depressive disorder [“MDD”], which received regulatory approval from the United States Food and Drug Administration [“FDA”] in February 2010, was launched in the U.S. market in August 2010 through our joint venture with Gruppo Angelini [the “Joint Venture” or “Angelini Labopharm”]. We are also awaiting a decision on regulatory approval of our once-daily trazodone formulation in Canada. Our third product, a twice-daily formulation that combines the analgesics tramadol and acetaminophen is progressing towards final regulatory approval in multiple countries in Europe for a product launch expected in the second half of 2011. We are also developing misuse-deterrent and tamper-resistant products based on our INTELLITAB™ technology platform. In addition, we have other products in development utilizing our CONTRAMID® or our POLYMERIC NANO-DELIVERY SYSTEMS™ [“PNDS™”] technologies.

Our novel once-daily formulation of trazodone, a serotonin antagonist reuptake inhibitor, is intended to provide a new treatment option for patients with MDD that addresses some of the issues associated with the use of existing antidepressants. Treating MDD with antidepressant medications is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that as many as 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks. Reasons for discontinuing antidepressant treatment can include suboptimal efficacy, the exacerbation of symptoms such as sleep disturbance, agitation and sexual dysfunction, and adverse events such as weight gain. In a Phase III placebo controlled study of patients with MDD, our trazodone formulation demonstrated antidepressant efficacy, including rapid onset of therapeutic response, improved overall quality of sleep and a well tolerated adverse event profile, including a rate of sexual dysfunction which was not significantly different than placebo and no weight gain compared to placebo.

In February 2010, our novel once-daily trazodone formulation, which we have branded OLEPTRO™, was approved by the FDA. On May 20, 2010, we established together with Gruppo Angelini [the “Partners”] the Joint Venture for the commercialization of OLEPTRO™ in the United States. Angelini Labopharm is 50 percent owned by each of Gruppo Angelini and us. As part of the establishment of the Joint Venture, we granted Angelini Labopharm the exclusive right to market and sell OLEPTRO™ in the United States. In August 2010, OLEPTRO™ was launched in the U.S. by Angelini Labopharm with an initial sales force of 145 individuals that can be scaled up as the product achieves market penetration. The commercialization strategy for OLEPTRO™ is based on extensive research into the physician, patient and payer audiences and employs a targeted, efficient sales effort that is designed to maximize the return on the investment in sales and promotional activities.

In October 2009, our New Drug Submission in Canada for our once-daily formulation of trazodone was accepted for review with a targeted action date of August 4, 2010. We have been advised by Health Canada that, due to backlog it has not yet completed review of our submission. Health Canada has not, however, advised us of any issues with our submission at this time and based on recent discussions, we now expect a decision to be rendered towards the end of 2010.

For our once-daily tramadol product, to date we have entered into agreements for marketing and distribution in the United States, Canada, several European countries, South Korea, Australia, Israel, Turkey, Brazil and Japan, among others, primarily through licensing and distribution arrangements with international or local pharmaceutical companies. Our once-daily tramadol product is currently being marketed and sold in 19 countries, including the United States, Canada, major European markets and Australia.

Our twice-daily formulation of tramadol and acetaminophen is designed to improve patient benefit by extending the duration of pain relief beyond that of the currently marketed immediate-release products. Leveraging our CONTRAMID® technology’s ability to control the release of two active ingredients simultaneously, we believe that our twice-daily formulation of tramadol-acetaminophen, in addition to providing immediate relief of moderate to moderately severe pain, can also provide sustained relief for a full 12-hour period, allowing patients to enjoy pain relief all day and all night by taking just one pill in the morning and one pill in the evening.

In December 2009, we initiated the regulatory review of our dossier in eight European countries (Czech Republic, Iceland, Ireland, Poland, Portugal, Slovakia, Slovenia and Spain) by submitting a Marketing Authorization Application under a Decentralized Procedure [“DCP”] with Iceland as the Reference Member State for the approval of our product. In October 2010, our twice-daily tramadol-acetaminophen received a positive opinion under the DCP for these eight countries. Marketing Authorization will be granted in each country subject to the approval of translations of the Summary of Product Characteristics and other labeling documents.

In October 2009, we completed an exclusive distribution and supply agreement for our twice-daily tramadol-acetaminophen product with Grünenthal GmbH [“Grünenthal”] for a certain number of countries in Europe. We have also initiated discussions with potential marketing and distribution partners in other countries around the world where we also plan to seek regulatory approval. We are currently evaluating the merits of our dossier for filing in other countries.

In October 2010, we completed an exclusive distribution and supply agreement for our twice-daily formulation of tramadol and acetaminophen with Paladin Labs Inc. [“Paladin”] for certain countries in Sub-Saharan Africa (Republic of South Africa, Angola, Botswana, Kenya, Lesotho, Madagascar, Malawi, Mozambique, Namibia, Nigeria, Swaziland, Uganda, Zimbabwe, and all territories and possessions of said countries). Under the terms of the agreement, Paladin will be responsible for all development and regulatory costs in this region. We will receive a transfer price on product supply based on a percentage of the anticipated selling price.

The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently marketed product, followed by controlled-release characteristics. Consequently, we initiated development of a twice-daily formulation of acetaminophen for the sustained relief of mild to moderate pain. In August 2009, we entered into an agreement under which we are engaged to develop, manufacture, package and supply product prototypes of a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, using our proprietary controlled-release technology, CONTRAMID®. If our formulation is successful, the agreement provides an option to the pharmaceutical company to license the technology for worldwide rights, the terms of which would need to be mutually agreed to.

Misuse of certain drug products, in particular some widely prescribed analgesics, by legitimate patients, as well as tampering with such products by illegitimate users, is a serious and growing problem that can result in potentially dire consequences for these individuals and creates significant risk for drug manufacturers. We believe the novel properties of our INTELLITAB™ technology platform will allow us to address not only the problem of intentional tampering by illegitimate users but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups. In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief.

In April 2010, we reported positive pilot pharmacokinetic study results for our first product based on our INTELLITAB™ platform, a twice-daily, misuse-deterrent and tamper-resistant formulation of the analgesic product that combines oxycodone and acetaminophen in a single tablet. Based on these results, we look forward to initiating the pivotal clinical trial program on our formulation, as well as exploring opportunities to possibly partner with pharmaceutical companies on this product, as well as other potential products for which applying the INTELLITAB™ platform may be beneficial.

In October 2010, we signed our first two licensing and distribution agreements for an INTELLITAB™-based product. In the first agreement, we granted Paladin the exclusive right (subject to our co-promote right for Canada) to market and sell our INTELLITAB™-based twice-daily oxycodone-acetaminophen in Canada. We will collaborate with Paladin on a development plan for the product, which would see Paladin share equally in funding development costs related specifically to meeting Canadian regulatory approval requirements under a finalized plan. In addition, Paladin has a right of first opportunity on a second INTELLITAB™-based pain product for Canada. In addition, we are eligible to receive up to a combined total of $7.1 million related to the achievement of certain regulatory approval and sales milestones.

In the second agreement, we granted Paladin the exclusive right to market and sell our INTELLITAB™-based twice-daily oxycodone-acetaminophen product in certain countries in Sub-Saharan Africa (Republic of South Africa, Angola, Botswana, Kenya, Lesotho, Madagascar, Malawi, Mozambique, Namibia, Nigeria, Swaziland, Uganda, Zimbabwe, and all territories and possessions of said countries). Under the terms of the agreement, Paladin will be responsible for all development and regulatory costs in this region.

Under the terms of both agreements, we will receive a transfer price on product supply based on a percentage of the anticipated selling price.

Concurrently with the completion of these two agreements, as well as the aforementioned agreement under which we established an exclusive distribution and supply agreement for our twice-daily tramadol-acetaminophen product with Paladin for certain countries in Sub-Saharan Africa, Paladin has advanced us an amount of $10 million. We will repay the cash advance by offsetting against a portion of the amount receivable from Paladin for our future product sales of TRIDURAL™ (once-daily tramadol in Canada) to Paladin for distribution in Canada. The cash advance is unsecured and bears interest at a rate of 16% per annum payable semi-annually beginning on April 1, 2011, and matures on May 1, 2012.

In addition to those products based on our CONTRAMID® and INTELLITAB™ technologies, we are developing product candidates based on our PNDS™ technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS™ oral platform. In addition, we have entered into a feasibility study agreement with a third party under which we agreed to formulate drug compounds of the third party using our PNDS™ technology. As part of the evolution of our business strategy to develop highly differentiated products with greater potential returns on investment, we are exploring opportunities to apply our PNDS™ technology platform to the emerging field of therapeutics known as RNA (ribonucleic acid) interference [“RNAi”]. RNAi consists of the use of short sequences of RNA to block or silence the effect of disease-related genes.

Our Goal

Our goal is to commercialize our products to generate attractive returns for our shareholders. We will do this by advancing our product candidates from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration can best maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process.

Liquidity

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development and commercial activities. As at September 30, 2010, we had an accumulated deficit of $295,149. Our ability to continue to fund our operations is essential and we are constantly monitoring our capital and financial position. In November 2009, we signed a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares, at the conditions further described hereafter. As at September 30, 2010, $24,000 of the SEDA remains available. In February 2010, we completed a public offering resulting in net proceeds of $22.1 million, for the issuance of 13,529,412 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. Upon completion of the license agreement with the Joint Venture, we received an amount of $27,199 (US$26,000) of which $14,646 (US$14,000) was initially contributed to the Joint Venture to fund a portion of its working capital requirements. In June 2010, we amended our term loan agreement with Hercules Technology Growth Capital, Inc. [“Hercules”] extending both the period during which we will make interest-only payments on the loan to December 31, 2010 from June 30, 2010, and the maturity date of the loan to December 1, 2012 from June 1, 2012. All other terms of the agreement remain unchanged. The amended agreement provides us with approximately $4,500 in additional liquidity in 2010 and throughout 2011. Finally, as previously discussed, in October 2010 we received a cash advance of $10,000 from Paladin which can be used for our general operating purposes.

Consequently, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our products are expected to be sufficient to meet our committed cash obligations and expected level of expenses beyond September 30, 2011. In light of the inherent uncertainties associated with the commercialization of products including the impact of generic threats, the ability to secure licensing or distribution agreements, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, (ii) further delay or scale-back our commercial or development programs or other activities, or (iii) monetize certain of our rights, intellectual property or assets.

Revenue

Revenue from product sales and the gross margin thereon will be key drivers of our performance as we pursue our activities. Through our license and distribution agreements and the Joint Venture, we expect to continue to launch our products and increase sales in various markets throughout 2010 and beyond, including OLEPTRO™ in the United States. Since 2003, we have secured license and distribution agreements for the marketing and distribution of our once-daily tramadol product and our twice-daily formulation of tramadol and acetaminophen product, that cover a number of countries, and which have generated a combined $50,406 to date in licensing payments. Furthermore, as previously discussed, we have received $27,199 (US$26,000) in cash as a result of the exclusive license agreement for OLEPTRO™ granted to Angelini Labopharm for the U.S. market.

As part of our joint venture agreement for the marketing of OLEPTRO™ in the U.S., we have agreed to supply Angelini Labopharm with finished packaged product at our cost including overhead, for which we have and will be recording revenue from product sales generating minimal gross margin, 50% of such sales and gross margin being eliminated in our consolidated financial statements due to the proportionate consolidation of the Joint Venture. Furthermore, as Angelini Labopharm recognizes revenue from sales of OLEPTRO™ in the U.S., we will also be recording our 50% proportionate share of its revenue. Considering that OLEPTRO™ is a new product which was just recently launched in August 2010 and for which we do not currently have adequate historical data on which to base estimates of returns, we believe it will be appropriate to record our proportionate share of revenue from product sales of OLEPTRO™ by the Joint Venture using the sell-through method, where revenue is recognized upon shipment of the product to the end user customer based on third-party prescription data. We consider that this third-party prescription data is reliable and provides an adequate basis in order to estimate our product sales of OLEPTRO™, until such time that an estimate of returns can be determined and all of the conditions for revenue recognition are met.

Under our agreement with Purdue Pharma Products L.P. [“Purdue Pharma”] for the marketing of our once-daily tramadol product in the United States market under the brand name RYZOLT™, we have agreed to supply finished packaged product at our cost to Purdue Pharma, for which we have and will be recording revenue from product sales generating essentially no gross margin. Our agreement with Purdue Pharma currently provides for a 20% royalty on their net sales.

Selling, General and Administrative Expenses

As we expand our operations in order to become an international commercial organization with significant product sales, our selling, general and administrative expenses should increase as we build our infrastructure for our sales, marketing, manufacturing, and product support efforts. These incremental costs to support increasing commercial operations and product sales are necessary in order for us to remain an international organization with increasingly diverse operations, as we expand our primary focus to include not only research and development activities, but also a more significant role in the commercialization and marketing of our products, particularly through the Joint Venture.

CHANGES IN ACCOUNTING POLICIES

There have been no significant changes in accounting policies during the three-month and nine-month periods ended September 30, 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified certain critical accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis for the year ended December 31, 2009, which is included in our 2009 annual report, except for the following:

The gain of $27,199 realized upon the establishment of the joint venture is being deferred based on the Company’s estimate of additional funds to be contributed to the Joint Venture, and is being recognized over a five-year period which is the current expected useful life of the asset, which corresponds to our current best estimate. Should the expected useful life of the licence change, or the amount of additional funds contributed to the Joint Venture be reduced, this could impact the amount being recognized as licensing revenue at each future reporting period.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. The following provides explanations on fluctuations of our results of operations.

Revenue

For the three-month and nine-month periods ended September 30, 2010, total revenue amounted to $9,574 and $21,093, respectively, compared to $6,625 and $17,851 for the corresponding periods in 2009.

For the three-month and nine-month periods ended September 30, 2010, product sales were $4,036 and $11,560, respectively, compared to $5,187 and $13,816 for the corresponding periods in 2009, and were comprised of the following:

For the:	Three months ended		Nine months ended
(in thousands of dollars)	Sept. 30, 2010	Sept. 30, 2009	Sept. 30, 2010	Sept. 30, 2009
Product Sales:
Tramadol - other territories	3,531	4,517	10,015	11,321
Tramadol - U.S.	-	670	-	2,495
OLEPTRO™ - U.S. (to the Joint Venture)	448	-	1,464	-
OLEPTRO™ - U.S. (by the Joint Venture)	41	-	41	-
Other	16	-	40	-
	4,036	5,187	11,560	13,816

For product sales of tramadol in territories outside the U.S., higher volumes in 2010 were offset primarily by the unfavourable year over year variance in the exchange rate of the Euro compared to the Canadian dollar as a significant portion of our sales are denominated in Euros. The lower Euro to Canadian dollar exchange rate in 2010 versus 2009 represents a revenue shortfall of approximately $411 and $1,243, respectively, for the three-month and nine-month periods ended September 30, 2010 compared to the corresponding periods in 2009. Our product sales for the three-month and nine-month periods ended September 30, 2010 were also affected by a $50 and $700 reserve, respectively, for future price adjustments associated with the sampling program of one of our customers. In addition, the average selling price for our tramadol tablets was considerably lower in 2010 than in 2009 due to a less favorable product strength and country mix. No product sales of tramadol were recorded for the U.S. market during 2010, as the inventory levels accumulated by Purdue Pharma at the end of 2009 are sufficient to meet the 2010 demand to date.

During the three-month period ended September 30, 2010, our product sales included 50% or $448 of sales of finished packaged products of OLEPTRO™ for the U.S. market to Angelini Labopharm, including trade product and samples. Product sales of OLEPTRO™ to the Joint Venture are recognized as revenue upon shipment and are invoiced essentially at direct cost plus an allocation for overhead.

As previously discussed, in August 2010, Angelini Labopharm launched OLEPTRO™ and recorded product sales revenue based on the sell-through method, where revenue is recognized upon shipment of the product to the end user customer based on third-party prescription data, such revenue being proportionately consolidated at 50% in our financial statements and amounting to $41 for the three-month period ended September 30, 2010.

During the three-month and nine-month periods ended September 30, 2010, we recognized licensing revenue of $4,320 and $6,003, respectively, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product and our tramadol-acetaminophen combination product, as well as a portion of the initial $27,199 deferred revenue resulting from the transfer of the OLEPTRO™ U.S. marketing rights to Angelini Labopharm in May 2010, which is being recognized over a five-year period. Licensing revenue for the three-month and nine-month periods ended September 30, 2009 was $1,191 and $3,664, respectively. The increase in 2010 compared to 2009 is primarily due to the recognition of $2,294 following the achievement of a favorable pricing decision milestone included in one of our licensing and distribution agreements for our once-daily tramadol product, as well as the recognition, in the three-month and nine-month periods ending September 30, 2010, of a portion amounting to $1,360 and $1,813, respectively, of deferred revenue resulting from the transfer of the U.S. marketing rights for OLEPTRO™ discussed above. This increase was partially offset by the change, as of January 1, 2010, of the estimated term over which we are recognizing the balance of the up-front payment of the US$20 million received from Purdue Pharma in 2005. This up-front payment is recognized on a straight-line basis over the estimated term during which we have substantive contractual obligations to Purdue Pharma, namely the ongoing supply of product at cost, now estimated to be until December 2013. Previously, this contractual obligation was for an eighteen-month period post launch which was estimated to end in November 2010. Prior to January 1, 2010, we were recognizing $867 per quarter as licensing revenue with respect to this payment; following this change in estimate the amount is $199 per quarter.

During the three-month and nine-month periods ended September 30, 2010, we recorded $544 and $1,784, respectively, of royalties from the sale of RYZOLT™ in the U.S., compared to $201 and $325 for the corresponding periods in 2009. RYZOLT™ was launched in May 2009 by Purdue Pharma.

Revenue from services and research and development collaborations amounted to $674 and $1,746 respectively, for the three-month and nine-month periods ended September 30, 2010, compared to $46 for the three-month and nine-month periods ended September 30, 2009. As part of the joint venture agreement with Gruppo Angelini, it was agreed that we would be providing various services to Angelini Labopharm, including commercial oversight, pharmacovigilance services, regulatory support, medical affairs, medical information, administrative support, and so on, and that such services would be compensated at cost plus an allocation of overhead and a reasonable mark-up. For the three-month and nine-month periods ended September 30, 2010, we have consequently recognized revenue of $479 and $1,128 respectively, related to the rendering of these services, representing 50% of the value of the services provided after giving effect to the proportionate consolidation of the Joint Venture. Revenue from research and development collaborations amounted to $195 and $618 for the three-month and nine-month periods ended September 30, 2010, respectively, and was related to two agreements: (i) a prototype development and option agreement under which we are developing a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, and (ii) a feasibility study agreement with a third party under which we are formulating a number of its drug compounds using our PNDS™ technology.

Cost of Goods Sold

For the three-month and nine-month periods ended September 30, 2010, cost of goods sold (excluding amortization) was $1,775 and $5,341, respectively, compared to $2,154 and $6,151 in the corresponding periods last year. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and royalty expenses for our once-daily tramadol product and OLEPTRO™.

As previously discussed, product sales of OLEPTRO™ to Angelini Labopharm are at cost plus overhead and generate minimal gross margin, and product sales of RYZOLT™ to Purdue Pharma are essentially at cost.

Cost of goods sold and gross margin for our once-daily tramadol product for territories outside the U.S. were the following:

For the:	Three months ended		Nine months ended
(in thousands of dollars)	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Product sales	3,531	4,517	10,015	11,321
Cost of goods sold	1,410	1,597	4,287	3,838
Gross margin	2,121	2,920	5,728	7,483
Gross margin %	60%	65%	57%	66%

For 2010, the decrease in our gross margin percentage compared to 2009 primarily reflects the following: (i) a negative impact of $411 and $1,243 for the three-month and nine-month periods ended September 30, 2010, respectively, compared to the corresponding periods in 2009 due to a lower Euro to Canadian dollar exchange rate in 2010 versus 2009; (ii) the $50 and $700 reserve for future price adjustments recorded as a reduction in revenue in the three-month and nine-month periods ended September 30, 2010, respectively, as previously discussed, and (iii) in 2009 we reversed write-downs taken in previous periods and as a result recorded an amount of $14 and $423 as a reduction of cost of goods sold for the three-month and nine-month periods ended September 30, 2009, respectively. When excluding the aforementioned items our gross margin percentage for the three-month and nine-month periods ended September 30, 2010 would have been 65% and 64% respectively, compared to 64% and 62% for the corresponding periods in 2009.

Our gross margin will also vary primarily as a result of selling prices in various jurisdictions, inventory write-offs, the range of royalty rates payable by territory, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the three-month and nine-month periods ended September 30, 2010 were $2,412 and $7,230 respectively, compared to $3,198 and $10,329 for the corresponding periods in 2009. The decrease is primarily due to various cost-reduction initiatives including the reduction in our workforce announced in November 2009, as well as lower clinical trial expenses. In early 2009, clinical trial costs were considerably higher as we completed our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001), as well as a pharmacokinetic study for our once-daily trazodone formulation.

Estimated provincial refundable research and development tax credits for the three-month and nine-month periods ended September 30, 2010 were $300 and $900 respectively, unchanged from the corresponding period in 2009.

Our INTELLITAB™ platform is the most significant research and development project that has not yet generated significant operating revenue. A detailed description of the development stage of this project, the type of expenditures made and to be made, and the plan to take this project forward is included in the Overview section.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended September 30, 2010 were $11,159 compared to $8,310 for the corresponding period in 2009. The increase is mainly due to our proportionate share of the Joint Venture’s U.S. marketing and sales expenses for OLEPTRO™ amounting to $6,823 for the period. The increase was partially offset by expense reduction in other areas including: (i) a $2,818 reduction in our share of patent defense litigation costs with respect to our once-daily tramadol product in the U.S. compared to the corresponding period in 2009; (ii) in the three-month period ended September 30, 2009, we accrued an amount of $450 in relation to our contingent liability with respect to royalties that would be payable on net revenue generated from the commercialization of a controlled-release technology purchased in 1994, while no such accrual was required in 2010; and (iii) a $433 expense reduction due to the elimination of our pilot scale sales force in the United Kingdom.

Selling, general and administrative expenses for the nine-month period ended September 30, 2010 were $24,946, compared to $21,701 for the corresponding period in 2009. Our proportionate share of the Joint Venture’s sales and marketing expenses for 2010 amounted to $10,201. This increase in selling, general and administrative expenses was partially offset by essentially the same elements as for the three-month period ended September 30, 2010 as described above. In addition, during the three-month period ended June 30, 2010, we incurred a 5% royalty of $624 payable to Gruppo Angelini as a result of our joint venture agreement.

Financial Expenses

Financial expenses for the three-month period ended September 30, 2010 were $1,364 compared to $1,013 for the corresponding period in 2009. Financial expenses for the nine-month period ended September 30, 2010 were $3,674 compared to $3,010 for the corresponding period in 2009. The increase is primarily attributable to the interest on our share of patent defense litigation costs payable to Purdue Pharma, as well as our proportionate share of the interest on the term loan granted to Angelini Labopharm by the Partners.

Interest Income

Interest income for the three-month and nine-month periods ended September 30, 2010 was $369 and $757 respectively, and included an amount of $246 and $354, respectively, representing interest on the 50% portion of the term loan receivable from Angelini Labopharm not eliminated following the proportionate consolidation of the Joint Venture, as well as an amount of $85 and $335, respectively, reflecting an increase in the estimated fair value of our Long-term Notes. This increase in the estimated fair value is primarily due to the discount rate used to evaluate the Long-term Notes and the passage of time, as well as the recalibration of our discounted cash flow model to reflect current observable market data. Interest income for the three-month and nine-month periods ended September 30, 2009 amounted to $84 and $378 respectively, was primarily related to the interest earned on our cash and marketable securities, and did not include any adjustment to the fair value of our Long-term Notes.

Foreign Exchange Gain (Loss)

For the three-month and nine-month periods ended September 30, 2010, we recorded a foreign exchange gain of $1 and loss of $1,452 respectively, compared to gains of $1,215 and $3,679 respectively, for the corresponding periods in 2009. The loss in 2010 is primarily due to the foreign exchange loss on the cash held in U.S. currency and Euro, due to the strengthening of the Canadian currency, only partially offset by the unrealized gain on the long-term debt denominated in U.S currency. The gain in 2009 was due primarily to the realized gain on the maturity of marketable securities denominated in U.S. dollars as well as to the strengthening of the Canadian dollar versus the U.S. dollar and the favourable impact this fluctuation had on our long-term debt and accounts payable denominated in U.S. dollars. As at September 30, 2010, we held US$18,564 of marketable securities for which an unrealized foreign exchange loss of $68 is included as an element of accumulated other comprehensive income. When this investment matures in 2010, any realized loss or gain will then be recorded into income.

Income Tax Expense

Income tax expense for the three-month period ended September 30, 2010 amounted to $351 and was comprised primarily of withholding taxes on the $2,294 licensing fee earned and received in the period related to our once-daily tramadol product.

Net Loss and Net Loss Per Common Share

Net loss for the three-month period ended September 30, 2010 was $7,235 or $0.10 per common share, compared to $6,904 or $0.12 per common share for the corresponding period in 2009. Net loss for the nine-month period ended September 30, 2010 was $21,524 or $0.31 per common share, compared with $19,752 or $0.35 per common share for the corresponding period in 2009. The increase in net loss is primarily the result of the increase in selling, general and administrative expenses primarily related to our share of the Joint Venture’s commercialization expenses for OLEPTRO™ in the U.S., and the foreign exchange loss incurred in 2010 versus the gain in 2009, partially offset by increased revenues, lower research and development expenses, and lower patent defense litigation costs. The decrease in net loss per share is due to the higher weighted average number of shares outstanding during the period primarily resulting from the equity financing completed in February 2010.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	THREE MONTHS ENDED
	SEPT. 30, 2010	JUNE 30, 2010	MARCH 31, 2010	DEC. 31, 2009	SEPT. 30, 2009	JUNE 30, 2009	MARCH 31, 2009	DEC. 31, 2008
Product sales	4,036	4,296	3,228	4,664	5,187	4,827	3,802	3,278
Licensing	4,320	1,088	594	1,238	1,191	1,318	1,155	1,155
Royalties	544	640	600	637	201	124	-	-
Other	674	801	271	182	46	-	-	-
Total revenue	9,574	6,825	4,693	6,721	6,625	6,269	4,957	4,433
Net loss 1	(7,235)	(6,032)	(8,257)	(6,358)	(6,904)	(4,874)	(7,974)	(14,625)
Basic and diluted net loss per common share	(0.10)	(0.08)	(0.13)	(0.11)	(0.12)	(0.09)	(0.14)	(0.26)

1As restated to consider Handbook Section 3064, Goodwill and Intangible Assets which was adopted retroactively in 2009 with restatement of prior fiscal periods.

Product sales of our once-daily tramadol product have tended to be variable over the last eight quarters. In 2009, the increases in the second and third quarters were primarily the result of the launch of our once-daily tramadol product in the U.S. As previously discussed, product sales for the three-month periods ended June 30 and September 30, 2010 included the portion of our product sales of OLEPTRO™ to Angelini Labopharm which is not eliminated upon proportionate consolidation. As Angelini Labopharm launched OLEPTRO™ in early August 2010, the current and subsequent reporting periods include and will include our proportionate share of the Joint Venture’s OLEPTRO™ product sales in the U.S. market based on the sell-through method. As previously discussed, product sales for 2010 were also negatively affected by a relatively lower Euro to Canadian currency exchange rate compared to previous quarters. Quarterly product sales can also be affected by reserves for price adjustments.

Licensing revenue has generally been stable quarter to quarter as any licensing payments received are generally recognized straight-line over the term of the underlying agreement. As previously discussed, as of January 1, 2010, a change in the estimated period over which we are recognizing the balance of the up-front payment received from Purdue Pharma considerably reduced licensing revenue for the three-month period ended March 31, 2010 and subsequent periods. Furthermore, as previously discussed, as part of the joint venture agreement with Gruppo Angelini completed in May 2010, we recorded deferred revenue of $27,199 which is being recognized as licensing revenue over a five-year period commencing in June 2010. As previously discussed, during the three-month period ended September 30, 2010, we recognized $2,294 of licensing revenue upon achievement of a favourable pricing decision milestone included in one of our licensing and distribution agreements for our once-daily tramadol product.

Net loss has been variable over the last eight quarters, and is impacted primarily by: (i) the level of our selling, general and administrative expenses, particularly with the commercialization expenses with respect to OLEPTRO™ and the establishment of the Joint Venture; (ii) more recently, the volatility in our share of patent litigation fees as invoiced to us by Purdue Pharma on a quarterly basis since the second quarter of 2008; (iii) the level of our research and development spending; and, (iv) the foreign exchange gain or loss incurred primarily as a result of the high volatility of the U.S. currency and Euro versus the Canadian dollar and the effect this had on the carrying value of our long-term debt, marketable securities, and cash denominated in U.S. dollars or Euros, and the resulting impact on our results of operations.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at September 30, 2010, we had an accumulated deficit of $295,149. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing revenue, product sales, royalties, research and development tax credits, collaborative research contracts and interest income.

On November 24, 2009, we entered into a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares provided that in no event may we sell more than the lower of (i) 11,426,533 of our common shares, and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Until November 24, 2012, we have the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the SEDA, and at our sole discretion, we may present the Purchaser with draw-down notices of up to $2,000 at a time, requiring the Purchaser to purchase our common shares. Individual draw downs cannot exceed the number of shares that would represent more than 5% of our market capitalization or the number of shares that would cause the Purchaser and its affiliates to own more than 9.9% of our issued and outstanding shares. The per share purchase price for these shares will equal the daily volume weighted average price of our common shares on each date during a ten-day pricing period, subject to a minimum price which we may establish at the time of the draw-down notice, less a discount of 5.0% if the share purchase price is less than $3.00, 4% if the share purchase price is equal to or above $3.00 but less than $6.00, and 3.5% if the share purchase price is equal to or above $6.00. On January 7, 2010, pursuant to a draw-down notice presented to the Purchaser on December 20, 2009, we received $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount. As at September 30, 2010, $24,000 of the SEDA is still available.

In February 2010, we completed a public offering resulting in net proceeds of $22,052, for the issuance of 13,529,412 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30 per share, exercisable at any time during the period beginning six months and ending three years following the date of issuance.

As previously discussed, as part of the joint venture agreement, we received a payment of US$26,000 from Angelini Labopharm upon grant of the license of OLEPTRO™ for the U.S. market. We also received units of the Joint Venture valued at US$10,000 based on Gruppo Angelini’s initial cash contribution to the Joint Venture and an interest-bearing term note of US$16,000. Furthermore, both Partners contributed US$13,750 by way of interest-bearing term loans to the Joint Venture and US$250 in equity, bringing each Partner’s total term loan to US$29,750, and equity investment to US$10,250. After applying proportionate consolidation, our term loan receivable from the Joint Venture amounted to $15,312 (US$14,875) and our portion of the term loan payable of the Joint Venture amounted to $15,312 (US$14,875), as at September 30, 2010. Under the joint venture agreement, these two financial instruments (both the asset and the liability) bear the same interest rate and are subject to the same repayment terms by the Joint Venture. Both should decrease by the same amount simultaneously upon reimbursement by Angelini Labopharm and should therefore continue to offset each other. In November 2010, both Gruppo Angelini and we loaned an additional amount of US$5,000 each to the Joint Venture.

In June 2010, we amended our term loan agreement with Hercules extending both the period during which we will make interest-only payments on the loan to December 31, 2010 from June 30, 2010, and the maturity date of the loan to December 1, 2012 from June 1, 2012. All other terms of the agreement remain unchanged. The amended agreement provides us with approximately $4,500 in additional liquidity in 2010 and throughout 2011. As of January 1, 2011, monthly payments for principal and interest will be US$932.

In October 2010, we signed three new agreements with Paladin for the right to market and sell two additional products in certain countries. As part of the agreements, Paladin advanced us an amount of $10,000. We will repay the cash advance by offsetting against a portion of the amount receivable from Paladin for our future product sales of TRIDURAL™ (once-daily tramadol in Canada) to Paladin for distribution in Canada. The cash advance is unsecured and bears interest at a rate of 16% per annum payable semi-annually starting on April 1, 2011. Any outstanding principal matures on May 1, 2012, is repayable in cash, and is subject to an extension of the term under certain conditions, of up to six months.

Cash, cash equivalents and marketable securities, including $5,501 representing our proportionate share of cash within Angelini Labopharm, totalled $52,220 as at September 30, 2010 compared to $24,504 as at December 31, 2009, an increase of $27,716, primarily as a result of the equity financing completed in February 2010 and the payment of $27,199 received from Angelini Labopharm upon the grant of the license for OLEPTRO™ for the U.S. market, net of the funds used in operating activities. The investment of our funds is governed by our corporate investing policy, which monitors the safety and preservation of principal and which limits the amount invested by issuer and the duration or term of the investment instrument. The primary objectives of our investment portfolio are liquidity and capital preservation. As at September 30, 2010, our marketable securities were issued by the U.S. Treasury and the Province of Quebec.

As at September 30, 2010, accounts receivable totalled $6,447 and consisted primarily of trade receivables, including $1,716 receivable from the Joint Venture, representing the portion of the receivable for supply of product and services not eliminated upon proportionate consolidation, as well as $1,420 representing our proportionate share of the Joint Venture’s trade receivables from the U.S. wholesalers who have purchased OLEPTRO™ for distribution. Research and development tax credits receivable amounted to $2,140 and included the estimated refundable tax credits for 2009 and for the nine-month period ended September 30, 2010. Inventories totalled $3,560 and consisted of raw materials, intermediate finished product (primarily bulk tablets of once-daily tramadol), as well as $614 of finished goods representing our proportionate share of Angelini Labopharm’s inventory. Prepaids and other assets totalled $1,500 and included our proportionate share of samples of OLEPTRO™ amounting to $296, which we intend to distribute in the near term. Accounts payable and accrued liabilities totalled $19,764 as at September 30, 2010 and included trade and other payables, accrued compensation expenses, as well as patent litigation costs payable totalling $9,335. Under a cost-sharing agreement, these patent litigation costs are being settled with 50% of the royalties earned from the commercialization of our once-daily tramadol product in the U.S. until such patent litigation costs are fully paid. Any unpaid balance as at December 31, 2010 will be paid by us. The patent litigation costs payable include interest payable on the outstanding balance at the Wall Street Journal Prime Rate plus 2%, which was 5.25% as at September 30, 2010. Deferred revenue totalled $43,169 as at September 30, 2010 and included primarily the unrecognized portion of the licensing fees received from the various licensees of our once-daily tramadol product, and of our twice-daily tramadol-acetaminophen combination formulation, as well as the unrecognized portion of the $27,199 deferred revenue recorded upon the transfer of the OLEPTRO™ U.S. marketing rights to Angelini Labopharm. Licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee. Deferred revenue resulting from the transfer of the OLEPTRO™ U.S. marketing rights is being amortized over a five-year period.

Under our current operating plan, considering our February 2010 public equity offering, the $27,199 received as part of our joint venture agreement with Gruppo Angelini, the June 2010 amendment to the Hercules term loan, and the $10,000 advance received from Paladin in October 2010, we believe that our cash, cash equivalents and marketable securities, anticipated revenue from the commercialization of our products, research and development tax credits, and funds available under the SEDA, should be sufficient to finance our operations and capital needs, including the funding of Angelini Labopharm, beyond September 30, 2011. However, in light of the inherent uncertainties associated with the commercialization of products including the impact of generic threats, the ability to secure licensing or distribution agreements, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, (ii) further delay or scale-back our commercial or development programs or other activities, or (iii) monetize certain of our rights, intellectual property or assets.

Cash Flows

Funds used in operating activities prior to net changes in other operating items amounted to $6,477 and $17,447, respectively for the three-month and nine-month periods ended September 30, 2010 compared to $7,196 and $18,416 for the corresponding periods in 2009, decreasing primarily as a result of our lower net loss after excluding the unrealized foreign exchange gain or loss. The impact of net changes in our other balance sheet items related to our operations represented a decrease and an increase in funds of $3,028 and $25,569 respectively for the three-month and nine-month periods ended September 30, 2010 compared to funds generated of $1,502 and funds used of $834 for the corresponding periods in 2009. The difference in the three-month period ended September 30, 2010 compared to the corresponding period in 2009 is primarily due to the increase in the working capital requirements of the Joint Venture. The difference year-to-date is primarily due to the $27,199 payment received from Angelini Labopharm in May 2010.

Funds used in investing activities for the three-month period ended September 30, 2010 amounted to $24,431 primarily as a result of our acquisition of marketable securities. Funds used in investing activities for the nine-month period ended September 30, 2010 amounted to $35,955 and in addition also included our cash contribution of US$13,750 by way of term loan to Angelini Labopharm, which is not eliminated upon proportionate consolidation of the Joint Venture, following our initial funding upon establishment of the Joint Venture. Funds generated from investing activities for the three-month and nine-month periods ended September 30, 2009 amounted to $3,740 and $24,183 respectively, primarily reflecting the proceeds from maturities or disposals of marketable securities net of their reinvestment. Capital expenditures have been kept minimal for the three-month and nine-month periods ended September 30, 2010, as they had been for the corresponding periods in 2009.

For the three-month period ended September 30, 2010, funds used by our financing activities amounted to $574, primarily as a result of payment of issuance costs of common shares and warrants. For the nine-month period ended September 30, 2010, funds generated by our financing activities amounted to $29,066, which included our proportionate share of Angelini Labopharm’s term loan borrowings from the Partners which are not eliminated upon proportionate consolidation of the Joint Venture, and also included primarily the equity financing completed in February 2010, as well as the $1,000 drawdown on the SEDA.

RELATED PARTY TRANSACTIONS

We have entered into various agreements with the Joint Venture, which include a supply agreement, a support services agreement, and an interest-bearing term loan agreement, for which we have recorded product sales revenue, services revenue or interest income, as previously discussed. These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Letters of credit amounting to $187 were issued to the lessors of our facilities in the U.S. and Ireland as collateral for our performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $194 which have been classified as restricted investments, in our consolidated financial statements.

We periodically enter into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require that we compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

FINANCIAL INSTRUMENTS

A complete analysis of our financial instruments including their extent, their classification, their carrying value, their fair value including the methods and assumptions used to determine their fair value, as well as a discussion of foreign exchange risk, interest rate risk, credit risk and liquidity risk, including risk sensitivities, can be found in note 24 to the annual consolidated financial statements for the year ended December 31, 2009, as included in our annual report.

OUTSTANDING SHARE DATA

The number of shares outstanding as at November 12, 2010, is 71,571,641, unchanged since September 30, 2010.

As at November 12, 2010, 795,152 warrants for the purchase of one common share each at $0.89 per share were outstanding and exercisable up to December 28, 2012. In addition, pursuant to our public offering completed in February 2010, 13,529,412 warrants were outstanding and exercisable starting August 2010 until February 2013, the combination of two warrants allowing the holder to purchase one common share at US$2.30 per share.

The number of options outstanding as at November 12, 2010, is 5,272,250. Outstanding options have decreased by 199,900 since September 30, 2010 due to the expiry of 35,000 stock options and the forfeiture of 164,900 stock options.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canada’s Accounting Standards Board [“AcSB“] has announced that, effective January 1, 2011, International Financial Reporting Standards [“IFRS“] will replace current Canadian GAAP for publicly accountable enterprises. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption are also expected to differ from current IFRS due to new IFRS standards and pronouncements that are expected to be issued before the changeover date. We plan to prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011, when we will prepare both the current and comparative financial information using IFRS. We commenced our IFRS conversion project in 2008.

Pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and also to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, we present the following information regarding our IFRS changeover plan. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Our plan incorporates six significant items, as follows: (i) accounting policies and financial statement preparation, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis; (ii) information technology and data systems; (iii) internal control over financial reporting; (iv) disclosure controls and procedures; (v) training and communications, including investor relations and external communications plans; and (vi) business activities, such as foreign currency activities, as well as other matters that may be influenced by Canadian GAAP measures. Throughout 2010, we will continue to review remaining standards for their application to our operations, carry out impact assessments and provide targeted training. We will also make accounting policy choices and prepare our accounting system accordingly, to enable preparation of our opening financial position under IFRS for 2010.

Major Differences With Current Accounting Policies

There are currently several differences between IFRS requirements and the existing Canadian GAAP. Some of the more significant ones at present, as they relate to our accounting policies, are set out in the table below, along with their impact on financial reporting in 2011 (and the restated 2010 comparative periods), where currently determinable. The following table highlights the differences we currently consider the most relevant but should not be viewed as an all-encompassing listing at this time.

In situations where choices were permitted under IFRS, we selected those that we believe best reflect our circumstances. Where choices arose amongst equally acceptable alternatives, we gave preference to alternatives that:
1.	minimized earnings volatility that is not related to our core operations;
2.	minimized initial conversion and ongoing compliance costs;
3.	had a neutral impact on income and other taxes; and
4.	were comparable with other organizations operating in the same or similar industry, in order to enhance the comparability of our consolidated financial statements.

Standards	Comparison between Canadian GAAP [“CGAAP”] and IFRS	Preliminary findings
Share-based payments (IFRS 2)
CGAAP: The fair value of the options granted with graded vesting is determined as a single award at the date of grant using the Black-Scholes option pricing model.

IFRS: For the determination of the fair value of the options on the date of grant, the options that have graded vesting must be considered separate awards.
We are currently assessing the impact of revaluing the options granted as separate awards rather than as a single award.
Property, plant and equipment (IAS 16)
CGAAP: The historical cost model is required. Assets are to be recorded at cost upon initial acquisition and are to be depreciated over their useful lives.

IFRS: After initial recognition, there is the option to measure property, plant and equipment using either the cost model or the revaluation model (mark-to-fair-market value).

We will continue to use the cost model. There is no impact on the consolidated financial statements.

We expect that the property, plant and equipment will remain componentized as prior to the transition to IFRS.

It should be noted that the disclosure requirements under IFRS are more extensive than under CGAAP.

Standards	Comparison between Canadian GAAP [“CGAAP”] and IFRS	Preliminary findings
Leases (IAS 17)
CGAAP: There are quantitative guidelines to distinguish between operating leases and capital (financing) leases. Leases are treated as financing if, at inception:

•     there is reasonable assurance that the lessee will obtain ownership of the leased asset at the end of the lease term or if there is a bargain purchase option;
•     the lease term is 75 per cent or more of the economic life of the leased asset; or
•     the present value of the minimum lease payments is 90 per cent or more of the fair value of the leased asset at the inception of the lease.

IFRS: There are no specific quantitative guidelines to determine whether the risks and rewards of ownership of the leased asset have been transferred. Each asset must be assessed qualitatively to make the determination.
We have determined that there are no instances where an operating lease under CGAAP should be reassessed as a financing lease under IFRS. We believe there will be no impact upon conversion to IFRS.
Leases (IAS 17)
CGAAP: Land and building treated as two separate leases if the land element is significant.

IFRS: Land and building treated as two separate leases if the land element is material to the leased property. Subjective materiality assessment as there is no guidance as to what is material.
We have determined that the value of the land in regards to the value of the leased property was immaterial and thus the leased property will continue to be treated as a single lease under IFRS.
Leases (IAS 17)
CGAAP: In determining the present value of the minimum lease payment for the classification of the lease and measurement, the lessee shall use as discount rate the lower of its incremental borrowing rate or the rate implicit in the lease.

IFRS: The discount rate to be used in calculating the present value of the minimum lease payments is the implicit rate in the lease if practicable to determine.
We are currently assessing the impact on the carrying value of the lease and capital lease obligation of the use of a different rate if necessary.

Standards	Comparison between Canadian GAAP [“CGAAP”] and IFRS	Preliminary findings
Revenue (IAS 18)
CGAAP: We recognize revenue depending on the nature of the underlying transaction. Multiple-element arrangements are separated if necessary and related revenue is recognized over the term over which the Company maintains substantive obligations of rendering services or delivery of products.

IFRS: Under IFRS, the entity must separate multiple-element arrangement and account for them separately unless the separate transactions are linked in such a way that the substance of the transaction cannot be understood if separated.
We have determined that revenue recognition policies applied under CGAAP will not change with the transition to IFRS.
Foreign exchange conversion (IAS 21)
CGAAP: Under current requirements an entity determines the functional currency of a foreign operation as an integrated or self-sustaining operation and translates it using the temporal method or the current rate method. In the determination of the functional currency of a foreign operation, none of the factors is predominant on the others.

IFRS: Under IFRS, there is no notion of an integrated or self-sustaining entity. An entity must determine its functional currency and the functional currency of all its subsidiaries and joint ventures. There is a hierarchy of the criteria, which are themselves similar as those under CGAAP.

We are currently assessing whether or not there is a change in functional currency of our subsidiaries or accounting policy for the conversion of foreign operations and the impact of such change, if any.

Interest in a joint venture (IAS 31, SIC 13)
CGAAP: Under current GAAP, any gain on a non-monetary contribution by a venturer to a joint venture can be deferred if the venturer has a commitment to reinvest any consideration received in the joint venture.

IFRS: The portion of the gain attributable to cash or non-monetary asset dissimilar to the asset contributed received in exchange for a non-monetary contribution to a joint venture is to be recognized pertaining that the realization is not dependant on future cash flows of the jointly controlled entity.

We expect that a portion of the $27,199 deferred revenue resulting from the transfer of the license to the Joint Venture will be recognized as licensing revenue at the date of the transaction, resulting in less deferred revenue under IFRS and therefore less related recognition in licensing revenue in subsequent reporting periods.

Standards	Comparison between Canadian GAAP [“CGAAP”] and IFRS	Preliminary findings
Presentation of financial instruments (IAS 32)
CGAAP: Under current requirements, an entity must bifurcate the proceeds from the issuance of a compound financial instrument between the liability component and the equity component. The bifurcation may be done using the residual method (fair value for either component of the instrument) or using a pro rata method to allocate the proceeds.

IFRS: The proceeds of the issuance of a compound financial instrument are allocated to the liability component and equity component as follows: fair value of the liability component allocated to the liability and the residual of the proceeds from the issuance is allocated to the equity component.

Under IFRS, a derivative that can be settled by a fixed number of equity for a fixed amount of cash is an equity instrument, otherwise, it is considered a liability.

Under CGAAP, we have allocated the proceeds of compound financial instruments using the relative fair value method.

This allocation will have to be revised on transitioning to IFRS. We will also look into the possibility to elect an exemption from retrospective application under IFRS 1 for certain past issuances.

Impairment of assets (IAS 36)
CGAAP: Under current GAAP, fixed assets and depreciable intangibles are assessed for impairment when circumstances suggest that the recoverable value is less than the carrying amount of the asset. The carrying amount of the asset is compared to the undiscounted cash flows from the utilization of the asset.

IFRS: Under IFRS, for the determination of possible impairment, the cash flows are discounted and considered for the smallest cash-generating unit for which cash flows are identifiable independently from other cash flows generated from the company. The maximum period for cash flows is 5 years.
We are currently assessing the impact of this standard and the components of the different cash-generating units for the calculation of the impairment.
Financial instruments derecognition (IAS 39)
CGAAP: If an exchange of debt is accounted for as an extinguishment, the cost incurred may either be recognized in profit and loss of the period or capitalized to the newly issued debt instrument.

IFRS: Under IFRS, the choice of capitalizing the cost to the new debt does not exist.

As the mandatory exemption is only applicable to transactions that occurred before January 1, 2004, we will have to apply the requirement of IAS 39 to our derecognition transactions that occurred since that date, which will result in an increase in our long-term debt and an increase in deficit at the transition date.

We have also made choices concerning certain exemptions from retrospective application of IFRS standards at the time of changeover that are provided by IFRS 1, some of which are set out in the following table. Our current intentions thereon are also indicated.

Optional exemption	Labopharm election
Share-based payment transactions
A first-time adopter is encouraged, but not required, to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002. A first-time adopter is encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.

We intend to apply this exemption.

Designation of previously recognized financial instruments
This exemption permits an entity to designate any financial asset that qualifies as available-for-sale at the date of transition to IFRS. Additionally, at the date of transition to IFRS, the Company is permitted to designate any financial instrument that qualifies as ‘fair value through profit and loss’.

We intend to use this exemption and redesignate certain previously recognized financial instruments, including our marketable securities.

Cumulative translation adjustment
This exemption permits an entity to deem to be zero the cumulative translation adjustment at the date of transition to IFRS of foreign operations with different functional currencies than that of the parent.

We intend to apply this exemption.

Compound financial instruments
This exemption permits a first time adopter not to comply with IAS 32 - Financial instruments: Presentation, which requires recognizing separately at inception the equity component and the liability component of a compound financial instrument. This exemption is only permitted in the case where the liability component of a compound financial instrument is no longer outstanding at the date of transition to IFRS.

We intend to apply this exemption.

Progress Towards Completion of Our IFRS Changeover Plan

Summarized hereafter is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of September 30, 2010. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures ; however, such impact may be material. Additional information will be provided as we move towards the changeover date.

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Accounting policies and financial statement preparation
Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover completed by the second quarter of 2010

Final selection of accounting policy alternatives and quantification of impact by the changeover date

Preliminary identification of IFRS differences completed by the third-party experts and review by management completed

Evaluation and selection of accounting policy alternatives is substantively completed

Measurement and quantification of impact of change in accounting policies underway

Expected changes in IFRS being monitored

Information technology and data systems
Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual recordkeeping during 2010 (i.e., IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011
		Changes to significant systems and dual recordkeeping process to be completed in time for the changeover date	No IFRS differences with significant system impacts have been identified to date Dual recordkeeping solution design is underway
Internal control over financial reporting [“ICFR”]
Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual recordkeeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes to be completed by the fourth quarter of 2010. Conduct management evaluation of new or revised controls throughout 2010

Update the Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010
Monitoring design of solutions to address IFRS differences to permit concurrent design or revision and implementation of necessary internal controls

SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Disclosure controls and procedures [“DC&P”]	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures have begun and are updated quarterly
Training and communication	Provide training to affected employees of operating units and management Communicate progress of changeover plan to internal and external stakeholders
Timely training provided to align with work under changeover - training to be completed by the fourth quarter of 2010

Communicate effects of changeover for 2011 financial planning process, by the fourth quarter of 2010

Selected training for resources directly engaged in the changeover and general awareness to broader group of finance employees

Periodic internal and external communications about our progress are ongoing

Third-party experts are assisting in the transition

Business activities
Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans
		Changes to be completed by the fourth quarter of 2010	No potential impacts have been identified to date

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have designed disclosure controls and procedures [“DC&P”] to provide reasonable assurance that material information relating to the Company is made known to the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer, particularly during the period in which the interim filings are being prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

We have designed internal controls over financial reporting [“ICFR”] to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There were no changes in our ICFR that occurred during the period beginning on July 1, 2010 and ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our ICFR.